April 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	Mattersight Corporation
Registration Statement on Form S-3
File No. 333-217290

Acceleration Request
Requested Date: Wednesday, April 26, 2017
Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-217290) (the “Registration Statement”) to become effective on April 26, 2017, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Dubofsky of Cooley LLP, counsel to the Registrant, at (720) 566-4244, or in his absence, any of Kassendra Galindo at (720) 566-4247 or Nathan Jeffries at (720) 566-4104.

[Signature page follows]

Very truly yours,

MATTERSIGHT CORPORATION

By:	/s/ David B. Mullen
David B. Mullen
Chief Financial Officer

cc:	Matthew Dubofsky, Cooley LLP